UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2019

ASI Aviation, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-1014003
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11921 Freedom Drive, Suite 550, Reston, Virginia 20190-5667

(Full mailing address of principal executive offices)

(703) 904-4315

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to ASI Aviation, Inc., a Nevada corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. The following factors, among others, may affect our forward-looking statements:

●	our ability to develop our aircraft, aircraft engine and spare parts sales and leasing operation, as well as our aviation consulting services;

●	our ability to pursue international opportunities and comply with local and international regulations;

●	our ability to manage a rapidly growing company;

●	the number of aircrafts in service in our markets, including consolidation of the airline industry or changes in fleet size by one or more of our future commercial airline partners;

●	the economic environment and other trends that affect both business and leisure travel;

●	the continued demand for aircraft spare parts and leasing operations;

●	our ability to obtain required aviation and other licenses and approvals necessary for our operations; and

●	our ability to enter into agreements to acquire aviation related assets such as spare parts inventories, or synergistic businesses operating in the aviation industry; and

●	changes in laws, regulations and interpretations affecting aviation.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement (the “Offering Statement”) on Form 1-A, as amended and supplemented to date (File no. 024-10786), and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

2

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and other financial information. Our Management’s Discussion and Analysis contains not only statements that are historical facts, but also statements that are forward-looking. Forward-looking statements are, by their very nature, uncertain and risky. These risks and uncertainties include international, national, and local general economic and market conditions; our ability to sustain, manage, or forecast growth; our ability to successfully make and integrate acquisitions; new product offerings; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the ability to acquire and keep significant customers or suppliers; fluctuations and difficulty in forecasting operating results; change in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the risk of foreign currency exchange rate; and other risks that might be detailed from time to time in our filings with the Securities and Exchange Commission (the “SEC”).

Although the forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the Company cannot guarantee future results, and the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this report, in the Offering Statement and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Overview.

Business Overview

The Company was incorporated under the laws of the State of Nevada on December 29, 2015. We are a developmental stage company principally involved in the business of developing our aircraft, aircraft engines and aircraft spare parts leasing and sales operations, and aviation consultancy services. The Company will also be exploring potential acquisitions of aviation related assets such as spare parts inventories or synergistic businesses in the aviation industry and international opportunities. We do not, however, have any potential asset or business acquisitions identified at this time.

In order to generate working capital to fund our core business, we historically provided IT business development consulting services on a contractual basis to private companies operating in the federal government sector. To date, we have provided these services to one such company.

Plan of Operation

We believe our cash balance as reported in our financial statements is not sufficient to fund our growth plan for any period of time. In order to fully implement our plan of operations for the next 12-month period, we will need to raise a significant amount of funds in the offering. The discussion below is based on the assumption that we will be able to raise the $5 million maximum amount in the offering. After the next 12-month period we may need to raise additional financing. We do not currently have any arrangements for such additional financing.

We have generated minimal revenues to date and, although we expect to begin generating recurring revenues during the next 12-months and to raise significant capital in the offering, there can be no assurances that we will be successful in these endeavors. This means that there is substantial doubt that we can continue as a going concern for the next 12-months unless we obtain additional capital to execute our plan of operations. We believe that the actions presently being taken to further implement our business plan and generate revenues provide the opportunity for us to continue as a going concern.

3

During the next 12 months, we expect to engage in the following business development activities:

●	Leasing, Sales and Support - We plan to offer aircraft, aircraft engines and aircraft spare parts leasing and sales, and related support functions, and to represent various parties as brokers, providing search and procurement services with respect to various types of commercial aircraft.

●	Aviation Consultancy - We plan to provide consulting services to domestic, commercial vendors and governments including airline market analysis, selection of airline management teams, airline financial projections, selection of aircraft, aircraft purchase or leasing recommendations, and preparation and processing US government procurement solicitations.

●	On-Site Maintenance and Operational Support - We plan to provide recommendations in the hiring and training of personnel needed to support aircraft maintenance operations and spare parts inventory, maintenance of aircraft records, and flight crew hiring and training.

●	Aircraft Charter and Ferry Services – We plan to arrange for passenger air transportation with existing certificated air carrier(s) with aircraft charter services provided on an hourly, monthly or yearly basis, and to arrange for flight crews for the movement of aircraft from point of origin to final destination, for governments, and domestic, commercial vendors.

●	IT Business Development Consulting Services – We intend to continue to offer IT Business Development, Messaging and Capture Management services on a contractual basis to private companies operating in the federal government sector.

Assuming we are successful in raising at least $500,000 in the offering, although there can be no assurances that we will do so, we plan to take the following steps to develop our core aviation business: (1) Finalize our selection of initial spare parts inventories/engines/aircraft for inspection, audit, appraisals, negotiations and purchase; (2) Advertise for the hiring of qualified personnel for key positions within the Company; (3) Select and build out office and spare parts facilities, including warehousing space, and acquire furnishings and equipment for daily operations; (4) Begin purchasing and receiving spare parts inventories and engines at the warehousing facilities; (5) Move acquired aircraft to designated areas in our facility where engines and all parts will be removed and shipped for repairs and overhaul, prepared and inventoried for future sales; (6) Begin marketing the spare parts and engines that we have acquired for sales and leasing to various participants in the aviation industry; (7) Begin the brokerage of aircraft for sales and/or leasing to commercial and government aviation operators; and (8) Begin paying our executives compensation as designated elsewhere in this offering circular.

4

More specifically, we plan to reach the following milestones during the initial 12 months following a successful closing of this offering:

Milestone	Time Frame for Reaching Milestone	Estimated Expense (assuming the $5,000,000 maximum amount is raised in this offering)
Acquisition of Facilities - Corporate Offices and Warehousing: ● Corporate Offices Lease ● Corporate Office Security Deposit ● Warehouse Facility Lease ● Warehouse Facility Security Deposit ● Insurance Liability/damage ● Utilities Electric/security monitoring ● Furnishings and Equipment	Four (4) months from date of qualification and the funding of a minimum of $500,000 is raised in this offering.	$362,500

Executive Officer, Director and Consultant Payments: Initially to Dr. B. B. Sahay, James Flynn, James Silvester and L. Carl Jacobson	Aggregate monthly payments of $31,160 (plus approximate $4,500 in taxes and benefits) will be made to existing executives once a minimum of $500,000 is raised in this offering.	$392,260

Personnel Hiring: ● Buyers and Sales Representatives ● Director of Maintenance ● Director of Records ● Director of Quality Assurance ● Corp. General Staffing ● Warehouse Staffing ● Taxes and Benefits 20% ● G &A Expenses	Four (4) months from date of qualification and the funding of a minimum of $500,000 is raised in this offering.	$1,137,127

Acquisition of Spare Parts Inventories: ● Initial Cost Functions: Travel, audit and appraisal ● Purchases: Spare parts/engines ● Purchase Related Costs: Repair and overhaul of inventory/engines; delivery	Six (6) months from date of qualification and the funding of a minimum of $500,000 is raised in this offering.	$2,480,613

We expect that sources of funding for the above listed milestones will be derived from this offering, the sale of spare parts and engines, aircraft sales commissions, consulting fees, engine leasing and additional debt and/or equity financings.

We can provide no assurances, however, that we will be able to successfully raise sufficient funds in the offering to begin to execute these plans, or to generate revenues from any of our designated business activities and development actions. Also, we cannot assure you that we will be able to raise additional capital or debt as and when needed on acceptable terms if at all.

We expect to generate future revenue from our aviation consultancy services and aircraft, aircraft spare parts and aircraft engine sales and leasing operations. Our management has developed relationships with existing air carriers and companies operating government contracts with the U.S. Department of Defense, U.S. Marshals Service and the Department of Homeland Security. The Company hopes to be able to harness those relationships its team has already cultivated in order to allow its management consulting services to gain traction. The Company has developed a unique capability and strategy in the leasing and buying of aircraft to support businesses on commercial or government contracts requiring dry (aircraft only) or wet (aircraft with crew, maintenance services and insurance) aircraft lease operations.

Our total revenues were zero for the six months ended September 30, 2019 and 2018, respectively. Our net loss for the six months ended September 30, 2019 was $(34,085), as compared to a net loss of $(46,477) for the six months ended September 30, 2018.

5

Results of Operations

Comparison for the six months ended September 30, 2019 and September 30, 2018

The following table sets forth key components of our results of operations during the six months ended September 30, 2019 and September 30, 2018.

ASI AVIATION, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six months ended
	September 30, 2019	September 30, 2018
Revenue	$-	$-
Cost of services	-	-
Gross profit	-	-
Operating expenses:
Professional fees	25,514	31,822
Other expenses	8,571	14,655
Total operating expenses	34,085	46,477
Net loss before taxes	$(34,085)	$(46,477)
Tax expense	-	-
Net loss after taxes	$(34,085)	$(46,477)

Operating expenses. Our operating expenses were $34,085 which represent cost of professional fees, corporate fees and taxes and other office expenses for the six months ended September 30, 2019, and $46,477 for the six months ended September 30, 2018. This decrease in operating expenses was due to reduction in legal, and audit fees, and other expenses.

loss before income taxes. We had net loss before income taxes of $(34,085) for the six months ended September 30, 2019, compared to $(46,477) for the six months ended September 30, 2018. This decrease in loss was due to reduction in legal and audit fees, and other expenses.

Income tax expense (benefit). Income tax expense was zero for the six months ended September 30, 2019, and was also zero a for the six-month period ended September 30, 2018, therefore no tax benefit accrued for the both years.

Liquidity and Capital Resources

In order to implement the Company’s plan of operations for the next twelve (12) month period, we require a minimum of $500,000 of funding from this offering. We anticipate that after the initial twelve (12) month period we will need additional financing. As of September 30, 2019, we have raised $267,350 by selling shares of ASI common stock at the price of $1.00 dollar per share for a total amount of $267,350, in its ongoing public offering pursuant to regulation A

As of September 30, 2019, we had cash and cash equivalents of $194,584. To date, we have financed our operations primarily through loans from B.B. Sahay, third parties and the sale of our common stock.

6

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

Cash Flow

	For the six months ended September 30,
	2019	2018
Net cash provided by (used in) operating activities	$(26,363)	$(45,402)
Net cash provided by (used in) financing activities	200,500	44,150
Net increase (decrease) in cash and cash equivalents	174,137	(1,252)
Cash, beginning of period	20,447	3,490
Cash, end of period	$194,584	$2,238

Financing Activities

As of six months ended September 30, 2019, the Company sold 225,000 shares of its common stock at the price of $1.00 per share for a total amount of $225,000, in its ongoing public offering pursuant to Regulation A. The Company filed a Form 1-A (SEC File No. 024-10786) with the SEC on December 29, 2017 and the offering was qualified by the SEC on July 17, 2018. Subsequently, since September 30, 2019, the Company has not sold any additional shares of common stock in its Regulation A offering. The total amount raised to date in this Regulation A offering is $267,350.

Operating Activities

Net cash is used to cover operating expenses such as accounting, auditing, legal, consultants, professional services, rent, telephone, licenses and taxes, which were higher in the six month period ended September 30, 2018 compared to the same period in 2019. Currently available working capital will not be adequate to sustain our operations at our current levels from the date of this filing through the next 12 months. We expect to satisfy our working capital requirements over the next 12 months through the sale of equity or debt securities. However, we do not have any commitment from any third party to invest in our company or otherwise acquire any of our equity or debt securities. Furthermore, even if we successfully raise sufficient capital to satisfy our needs over the next twelve (12) months, in the future, we will require additional cash resources due to changed business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements

As of September 30, 2019, and March 31, 2019, we did not have any off-balance sheet arrangements.

Commitments and Contractual Obligations

The Company has entered into agreements with certain employees and contractors. The agreements included various executive employment and consulting agreements.

7

The Company entered into two executive employment agreements which include a base annual salary of $150,000 and $120,000 for Dr. Sahay and James Flynn, respectively. Both are also eligible for up to five performance-based bonuses of $30,000 (for Dr. Sahay; a total of up to $150,000) and $20,000 (for Mr. Flynn; a total of $100,000). These salaries and bonuses are subject to funding and performance. No amounts were earned or owed under these agreements as of September 30, 2019 and March 31,2019.

The Company entered into three consulting agreements which include a base hourly rate of $125 for Dr. James L. Silvester, $50 for Dr. L. Carl Jacobsen, $50 for Ms. Danette Peneburgh. No amounts were earned or owed under these agreements as of September 30, 2019.

In May 2016, the Company entered into an agreement with Colors, Indian builder and real estate consultant (“Colors”). The terms of that agreement allow the Company to use a shared office space at no cost until the Company is funded or begins to generate revenues from its projects in India. On August 4, 2017, a new agreement was signed with Colors which extends the terms for another year at no cost until the company is funded or begins to generate revenues from its projects in India. Our agreement with Colors ended in August 2018. We are in process of negotiating a similar agreement with another company in India. No amounts were earned or owed under these agreements as of September 30, 2019.

Effective August 2017, the Company entered into an agreement with independent contractor Nishant Goyal to serve as Director of Business Development in India. The Company has not determined the compensation for this position as the Company has not generated any revenues from its projects in India yet. No amounts were incurred or owed as of September 30, 2019.

On July 21, 2018, the Company entered into an agreement with Willis Kavin Ayieko an independent contractor, to serve as Analyst/Representative in Kenya for researching and advising ASI on aviation related projects developed thru his networking and contacts in the aviation community within East Africa. His compensation will consist of a 10% commission of the gross earnings received by ASI for any and all projects developed by him or assigned by Mr. Flynn within East Africa. No amounts were incurred or owed as of September 30, 2019

Seasonality

We do not believe that our business will be subject to significant seasonal variations.

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Use of Estimates

The preparation of unaudited financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month periods ended September 30, 2019 are not necessarily indicative of the results that may be expected for the year ending March 31, 2020.

8

These unaudited financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company’s 1-SA for the year ended March 31, 2019

Income Taxes

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2015 through 2019 remain subject to examination by major tax jurisdictions.

On December 22, 2017, the United States enacted significant changes to the U.S. tax law following the passage and signing of H.R.1, “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” (the “Tax Act”) (previously known as “The Tax Cuts and Jobs Act”). The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the corporate tax rate from 35% to 21%. The Tax Act reduced the U.S. corporate income tax rate reduction to 21% becomes effective January 1, 2018. Since the Company did not have previously recorded deferred tax assets and liabilities as of March 31, 2018, applying the reduced corporate income tax rate resulted in no provisional decrease to the deferred tax assets and liabilities or corresponding adjustment to the valuation allowance as of September 30, 2019 due to the Tax Act.

Recent Accounting Pronouncements

In February 2016 FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases.” The amendments in ASU 2018-10 clarify, correct or remove inconsistencies in the guidance provided under ASU 2016-02 related to nineteen specific issues identified. Also in July 2018, the FASB issued ASU No. 2018-11 “Leases (Topic 842): Targeted Improvement” which now allows entities the option of recognizing the cumulative effect of applying the new standard as an adjustment to the opening balance of retained earnings in the year of adoption while continuing to present all prior periods under previous lease accounting guidance. The effective date and transition requirements for these two ASUs are the same as the effective date and transition requirements as ASU 2016-02. The adoption of ASU2016-2 did not have a material impact on the financial statements

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3. Financial Statements

The accompanying semiannual unaudited financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholder’s equity (deficit) in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements for the year ended March 31, 2019 included in the Company’s Offering Statement and filed with the SEC as part of its Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended September 30, 2019 are not necessarily indicative of the results that can be expected for the year ending March 31, 2020.

9

INDEX TO FINANCIAL STATEMENTS OF ASI AVIATION, INC.

ASI Aviation, Inc.

Financial Statements

For the six months ended September 30, 2019 and 2018

(Unaudited)

ASI AVIATION, INC.

BALANCE SHEETS

(Unaudited)

	September 30, 2019	March 31, 2019
ASSETS
Current Assets:
Cash	$194,584	$20,447
Prepaid expenses	520	520
Total Current Assets	195,104	20,967
Total Assets	$195,104	$20,967

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$46,663	$28,941
Accrued expenses	-	10,000
Loans from Shareholder	500	35,000
Loans	10,000	-
Total Current Liabilities	$57,163	$73,941

Commitments and Contingencies
Stockholders’ Equity (Deficit):
Common stock, par value $0.0001, 100,000,000 Authorized, 10,267,350 and 10,042,350 outstanding as of September 30, 2019 and March 31, 2019	$1,027	$1,004
Additional paid in capital	267,323	42,346
Accumulated deficit	(130,409)	(96,324)
Total Stockholders’ Equity (Deficit)	$137,941	$(52,974)
Total Liabilities and Stockholders’ Equity (Deficit)	$195,104	$20,967

The accompanying notes are an integral part of these unaudited financial statements.

F-1

ASI AVIATION, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six months ended
	September 30, 2019	September 30, 2018
Revenue	$-	$-
Cost of services	-	-
Gross profit	-	-
Operating expenses:
Professional fees	25,514	31,822
Other expenses	8,571	14,655

Total operating expenses	34,085	46,477

Net loss before taxes	$(34,085)	$(46,477)
Tax expense	-	-
Net loss after taxes	$(34,085)	$(46,477)
BASIC AND DILUTED LOSS PER COMMON STOCK	$(0.00)	$(0.00)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING (BASIC AND DILUTED)	10,063,252	10,001,327

The accompanying notes are an integral part of these unaudited financial statements.

F-2

ASI AVIATION, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Six Months Ended September 30, 2019
	Common stock		Additional paid in	Accumulated	Total Stockholders’
	Shares	Amount	capital	deficit	equity (Deficit)
Beginning balance, April 1, 2019	10,042,350	$1,004	$42,346	$(96,324)	$(52,974)
Issuance of common stock	225,000	23	224,977	-	225,000
Net loss	-	-	-	(34,085)	(34,085)
Ending balance, September 30, 2019	10,267,350	$1,027	$267,323	$(130,409)	$137,941

	Six Months Ended September 30, 2018
	Common stock		Additional paid	Accumulated	Total Stockholders’
	Shares	Amount	in capital	deficit	equity (Deficit)
Beginning balance, April 1, 2018	10,000,000	$1,000	$-	$(11,825)	$(10,825)
Issuance of common stock	9,150	1	9,149	-	9,150
Net loss	-	-	-	(46,477)	(46,477)
Ending balance, September 30, 2018	10,009,150	$1,001	$9,149	$(58,302)	$(48,152)

The accompanying notes are an integral part of these unaudited financial statements.

F-3

ASI AVIATION, INC.

CASH FLOW

(Unaudited)

	September 30, 2019	September 30, 2018
Cash Flows From Operating Activities:
Net loss	$(34,085)	$(46,477)
Changes in operating assets and liabilities:
Accounts receivable and other current assets	-	10,250
Accounts payable and accrued expenses	7,722	(9,175)
Net cash used in operating activities	(26,363)	(45,402)

Cash Flows From Financing Activities:
Proceeds from related party loan	10,250	35,000
Repayment of related party loan	(44,750)	-
Proceeds from loans	22,000	-
Repayment of loans	(12,000)	-
Proceeds from sale of common stock	225,000	9,150
Net cash provided by financing activities	200,500	44,150

Net increase (decrease) in cash	174,137	(1,252)
Cash, beginning of period	20,447	3,490

Cash, end of period	$194,584	$2,238

Supplemental disclosure of cash flow information:
Cash paid for interest	$556	$-
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these unaudited financial statements.

F-4

ASI AVIATION, INC.

Notes to Financial Statements

Unaudited

For the six months ended September 30, 2019 and 2018

Note 1. Organization, History and Business

ASI Aviation, Inc. is a Nevada corporation (the “Company”), incorporated under the laws of the State of Nevada on December 29, 2015. The fiscal year-end of the Company is March 31. The business plan of the Company is to develop an aircraft and aircraft spare parts sales and leasing operation, as well as providing aviation management and business development consulting services to private and public companies/governments agencies. Also, the company plans to bid on the US federal and State government contracts for aviation services to expand its business in aviation sector. The Company will also be exploring potential acquisitions in the aviation industry.

Note 2. Going Concern

The accompanying unaudited financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has limited operating history, has a net loss of $34,085 for the six months ended September 30, 2019, a working capital of $137,941, and had an accumulated deficit of $130,409 as of September 30, 2019. Management believes that the Company’s capital requirements will depend on many factors including the success of the Company’s development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Use of Estimates

The preparation of unaudited financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month periods ended September 30, 2019 are not necessarily indicative of the results that may be expected for the year ending March 31, 2020.

These unaudited financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company’s 1-SA for the year ended March 31, 2019.

The accompanying notes are an integral part of these unaudited financial statements.

F-5

ASI AVIATION, INC.

Notes to Financial Statements

unaudited

For the years ended March 31, 2019 and 2018

Recently Adopted Accounting Pronouncements

In February 2016 FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases.” The amendments in ASU 2018-10 clarify, correct or remove inconsistencies in the guidance provided under ASU 2016-02 related to nineteen specific issues identified. Also in July 2018, the FASB issued ASU No. 2018-11 “Leases (Topic 842): Targeted Improvement” which now allows entities the option of recognizing the cumulative effect of applying the new standard as an adjustment to the opening balance of retained earnings in the year of adoption while continuing to present all prior periods under previous lease accounting guidance. The effective date and transition requirements for these two ASUs are the same as the effective date and transition requirements as ASU 2016-02. The adoption of ASU 2016-02 did not have a material impact on the financial statements.

Income Taxes

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2015 through 2019 remain subject to examination by major tax jurisdictions.

On December 22, 2017, the United States enacted significant changes to the U.S. tax law following the passage and signing of H.R.1, “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” (the “Tax Act”) (previously known as “The Tax Cuts and Jobs Act”). The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the corporate tax rate from 35% to 21%. The Tax Act reduced the U.S. corporate income tax rate reduction to 21% becomes effective January 1, 2018. Since the Company did not have previously recorded deferred tax assets and liabilities as of March 31, 2018, applying the reduced corporate income tax rate resulted in no provisional decrease to the deferred tax assets and liabilities or corresponding adjustment to the valuation allowance as of September 30, 2019 due to the Tax Act.

The accompanying notes are an integral part of these unaudited financial statements.

F-6

ASI AVIATION, INC.

Notes to Financial Statements

For the years ended March 31, 2019 and 2018

Note 4. Related Party Transactions

As of March 31, 2019, the Chief Executive Officer extended various non-interest-bearing loans in the amount of $35,000 of which $34,500 were repaid as of September 30, 2019

On November 11, 2019 in a special meeting of ASI Board of Directors, the Board approved a Cash Bonus, in amount of $50,000 by Dr. Sahay, Chief Executive Officer for his valuable services, to be drawn down as and when, he deems appropriate.

On November 26, 2019, Company signed a restricted stock unit agreement (vested upon performance threshold) to issue James Silvester 500,000 of restricted stock units. The restricted stock units shall be eligible for vesting under this agreement only upon the achievement of a performance goal set forth in this agreement, i.e. which is upon the consummation of the Company’s first acquisition.

Note 5. Common Stock

The holders of the Company’s common stock are entitled to one vote per share of common stock held. During the six months ended September 30, 2019, 225,000 shares of common stock were sold at one dollar per share, for a total amount $225,000 under a regulation A offering.

Note 6. Commitments and Contingencies

The Company has entered into agreements with certain employees and contractors. The agreements included various executive employment and consulting agreements.

The Company entered into two executive employment agreements which include a base annual salary of $150,000 and $120,000 for Dr. Sahay and James Flynn, respectively. Both are also eligible for up to five performance-based bonuses of $30,000 (for Dr. Sahay; a total of up to $150,000) and $20,000 (for Mr. Flynn; a total of $100,000). These salaries and bonuses are subject to funding and performance. No amounts were earned or owed under these agreements as of September 30, 2019 and March 31,2019.

The Company entered into three consulting agreements which include a base hourly rate of $125 for Dr. James L. Silvester, $50 for Dr. L. Carl Jacobsen, $50 for Ms. Danette Peneburgh. No amounts were earned or owed under these agreements as of September 30, 2019.

In May 2016, the Company entered into an agreement with Colors, Indian builder and real estate consultant (“Colors”). The terms of that agreement allow the Company to use a shared office space at no cost until the Company is funded or begins to generate revenues from its projects in India. On August 4, 2017, a new agreement was signed with Colors which extends the terms for another year at no cost until the company is funded or begins to generate revenues from its projects in India. Our agreement with Colors ended in August 2018. We are in process of negotiating a similar agreement with another company in India. No amounts were earned or owed under these agreements as of September 30, 2019.

Effective August 2017, the Company entered into an agreement with an independent contractor Nishant Goyal to serve as Director of Business Development in India. The Company has not determined the compensation for this position as the Company has not generated any revenues from its projects in India yet. No amounts were incurred or owed as of September 30, 2019.

The accompanying notes are an integral part of these unaudited financial statements.

F-7

ASI AVIATION, INC.

Notes to Financial Statements

For the years ended March 31, 2019 and 2018

On July 21, 2018, the Company entered into an agreement with Willis Kavin Ayieko an independent contractor, to serve as Analyst/Representative in Kenya for researching and advising ASI on aviation related projects developed thru his networking and contacts in the aviation community within East Africa. His compensation will consist of a 10% commission of the gross earnings received by ASI for any and all projects developed by him or assigned by Mr. Flynn within East Africa. No amounts were incurred or owed as of September 30, 2019.

Note 7. Income Taxes

The Company files corporate income tax returns in the United States (federal), Virginia and Nevada. The Company is subject to federal, state and local income tax examinations by tax authorities through inception.

The computation of the annual estimated effective tax rate at each period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is obtained, additional information becomes known or as the tax environment changes.

For the six months ended September 30, 2019 and 2018 we have recognized income tax expense (benefit) of $0 and $0, respectively, for our estimated federal and state income tax provision including both current and deferred income taxes. As of September 30, 2019, and March 31, 2019 our net deferred tax asset was $0 and $0, respectfully.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability.

F-8

Item 4. Exhibits (Previously Filed)

Exhibit No.	Description
2.1	Articles of Incorporation (1)
2.2	Bylaws (2)
3.1	Subscription Agreement of Brajnandan B. Sahay, dated December 29, 2015 (3)
4.1	Form of Regulation A Subscription Agreement (4)
6.1	Office Space Agreement with Colors Builders & Real Estate Consultants (4)
6.2	Executive Employment Agreement with B.B. Sahay, dated January 1, 2016 (4)
6.3	Affidavit of Understanding related to B.B. Sahay Employment Agreement, dated May 31, 2016 (4)
6.4	Executive Employment Agreement with James Flynn, dated January 1, 2016 (4)
6.5	Affidavit of Understanding related to James Flynn Employment Agreement, dated August 31, 2017 (4)
6.6	Revised Offer of Engagement, Chief Executive Officer, with James Silvester, dated December 22, 2017 (4)
6.7	Offer of Engagement, Vice President, Administration, with Dr. Carl Jacobsen, dated March 13, 2016 (4)
6.8	Offer of Engagement, Director of HR, Administration, with Danette Penenburgh, dated March 1, 2016 (4)
6.9	Revised Engagement Offer Letter with Nishant Goyal, dated August 1, 2017 (4)
6.10	Exclusive Mandate Agreement with ZAV Airways, dated December 18, 2017 (4)

(1)	Incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission on July 27, 2016.
(2)	Incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission on July 27, 2016.
(3)	Incorporated by reference to Exhibit 3.1 of the Preliminary Offering Circular on Form 1-A of the Company filed with the Securities and Exchange Commission on December 29, 2017.
(4)	Incorporated by reference to the indicated Exhibits attached to Amendment No. 1 to the Preliminary Offering Circular on Form 1-A of the Company filed with the Securities and Exchange Commission on February 26, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2019	ASI AVIATION, INC.

/s/ B.B. Sahay
	Name:	B.B. Sahay
	Title:	Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)